UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person

     Nicholas  Peters    F.
     (Last)    (First)   (Middle)

     c/o Medialink Worldwide Incorporated
     708 Third Avenue
          (Street)

     New York       New York  10017
     (City)         (State)   (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
                                        01/29/97

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     Medialink Worldwide Incorporated (MDLK)

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     / /  Director                      / /  10% Owner
     /X/  Officer (give title below)    / /  Other (specify below)
     Sr. Vice President/Operations
     -------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group filing (Check Applicable Line)
     /X/  Form filed by One Reporting Person
     / /  Form filed by More Than One Person

            Table I -- Non-Derivative Securities Beneficially Owned

                                2. Amount      3. Ownership
                                   of Secu-       Form:
                                   rities         Direct          4.  Nature of
                                   Bene-          (D) or              Indirect
                                   ficially       Indirect            Beneficial
                                   Owned          (I)                 Ownership
1.   Title of Security (Instr.4)   (Instr.4)      (Instr. 5)          (Instr. 5)
     ---------------------------  -----------   ------------       ------------
     Common Stock                  3,000          D















Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

        Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                             2.   Date Exercisable
                                                  and Expiration Date      3.  Title and Amount of Securities Underlying Derivative
                                                  (Month/Day/Year)              Security (Instr.4)
                                                  --------------------     --------------------------------------------------------
                                             Date                                                                  Amount or
1.   Title of Derivative                     Exercis-       Expiration                                             Number
     Security (Instr. 4)                     able           Date (1)                 Title                         of Shares
    --------------------------------------- -------------- ------------     ----------------------------- -------------------------
     Option (Right to Buy*)                  7/1/91         6/30/97             Common Stock                       4,800
                                             7/1/92         6/30/98             Common Stock                       2,400
                                             7/1/95         6/30/2001           Common Stock                       7,200
                                             2/1/96         1/31/2006           Common Stock                       39,400








                                                                 5.   Ownership
                                                                      Form of
                                                                      Derivative
                                             4.   Conver-             Security:
                                                  sion or             Direct
                                                  Exercise            (D) or
                                                  Price of            Indirect                 6.   Ownership of Indirect
                                                  Derivative          (I)                           Beneficial Ownership
                                                  Security            (Instr. 5)                    (Instr. 5)
                                                  --------------      ------------------------      ------------------------

                                                  $1.25               D
                                                  $1.25               D
                                                  $2.29               D
                                                  $3.54               D





*Stock Option granted under the Company's Amended and Restated Stock Option Plan, which is a Rule 16b-3 Plan. Twenty (20%) percent of such shares are exercisable on the date of grant. An additional twenty (20%) percent of such shares, on a cumulative basis, are exercisable each year thereafter on the anniversary of each succeeding year.


Explanation of Responses:

               /s/Nicholas F. Peters                        1/27/97
-----------------------------------------------   ---------------------------
     **Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information aimed in this form are not required to respond unless the form displays a currently valid CMB Number.